Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LiveXLive Media, Inc.

West Hollywood, CA

We hereby consent to the incorporation by reference in the Registration Statement of our reports dated June 21, 2019, relating to the consolidated financial statements and the effectiveness of LiveXLive Media, Inc.’s (the “Company”) internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended March 31, 2019. Our report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our report on the Company’s effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of internal control over financial reporting as of March 31, 2019.

/s/ BDO USA, LLP

Los Angeles, California

November 8, 2019